

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2013

<u>Via E-mail</u>
Mr. Paolo Rocca
Chief Executive Officer
Tenaris S.A.
29, Avenue de la Porte-Neuve – 3rd floor
L-2227 Luxembourg

       RE: Tenaris S.A.
       Form 20-F for the Year ended September 30, 2012
       Filed April 30, 2013
       File No. 1-31518

Dear Mr. Rocca:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Terence O'Brien

       Terence O'Brien
       Accounting Branch Chief